Exhibit 4.19

Credit Agreement

Which was prepared and signed on the 30th day of the month of January in the year 2025

By:	Bank Discount of Israel Ltd.
	(hereinafter: the “Bank”)	on the one hand;

And Between:	Oddity Tech Ltd.
C/N 514936269
	(hereinafter: “the Company”)	on the other hand;

In continuation to General Terms for Managing Current Loan Account no. * * * in the main branch Tel Aviv * * * in the Bank (hereinafter: the “Company’s Account”) that were signed by the Company, the Undertaking Letter that was signed by the Company on January 30, 2025 as amended/will be amended from time to time (hereinafter: the “Undertaking Letter”) and to any other document that was signed and/or will be signed by the Company in connection with loans, credits, guarantees and/or banking services that the Company received and/or will receive from the Bank (hereinafter together: the “Credit Documents”) and in reference to the Company’s request to receive credit facilities, it is agreed that, in addition to the Credit Documents, also all the terms set forth in this Agreement shall apply to the Credit Facilities (as such term is defined below), which shall constitute an integral part from the Credit Documents.

1.	Obligations, Representations and Warranties

The Company hereby represents and warrants to the Bank as follows:

1.1 The Company is a public company that was duly incorporated and registered in Israel and is active and existing.

1.2 The Company has the legal powers, authority and rights to enter into this Agreement and to comply with all its provisions and conditions, and there is no impediment under any agreement and/or under any law, including under its articles of incorporation, to its entering into this Agreement and fulfilling all its obligations thereunder.

1.3 The Company has obtained all the necessary consents, authorizations and approvals under its articles of incorporation, in connection with its signing of this Agreement, as well as for the purpose of performing its obligations thereunder and there is no need to obtain any additional consents and/or approvals whatsoever for this purpose.

1.4 All the Company’s obligations under and/or within the framework of and/or in connection with this Agreement are legal, valid, binding and enforceable against it in accordance with their terms.

1.5 The signing of this Agreement and the performance of the Company’s obligations thereunder do not contradict and/or violate any agreement to which the Company is a party to and/or any obligations of the Company towards third parties and/or grant to any person or entity any right and/or cause to demand immediate repayment of the Company’s debts and obligations.

2.	Credit Facility
2.1.

It is agreed that, subject to all the conditions set forth in this Agreement and the Credit Documents, the Bank will provide the Company with a Credit Facility for the purpose of financing current operations in the ordinary course of the Company’s business, in a total amount not exceeding $30,000,000 (thirty million US dollars) which will be in effect until one year from the date of signing this Agreement (hereinafter: the “ Determining Date”) and will be available for utilization for the purpose of providing short-term credit to the Company, whereby the last date for its utilization will be no later than the Determining Date (the “Credit Facility”).

“Short-Term Credit” means short-term credits whose final repayment date shall be no later than 12 months from the date of their provision.

2.2.

Commitment Period - The Company shall be entitled to utilize the Credit Facility up to and no later than the Determining Date. For the avoidance of doubt, it is clarified that, as of the Determining Date, the balance of the Credit Facility that has not been utilized by the Company will be cancelled and that all credit amounts that will be provided to the Company under the Credit Facility shall be repaid in full up to and no later than the Determining Date, except for credits whose final repayment date falls after the Determining Date, which will continue to be amortized as usual in accordance with their terms.

2.3.	Utilization of the Credit Facility
2.3.1.

The provision of short-term credit from the Credit Facility is subject to the Company providing a withdrawal notice to the Bank. The withdrawal notice will specify the type of credit the Company wishes to draw, the amount of credit and its term (hereinafter: the “ Utilized Amounts”). The requested withdrawal date will be a business day.

Notwithstanding the foregoing, the Company shall be entitled to notify the Bank (subject to the existence of an available Credit Facility and subject to the provisions of Section 2.3.4 below) of an automatic and daily renewal of daily credit for short-term loans ON CALL, not by way of a withdrawal notice as mentioned above, until further notice from the Company.

2.3.2.	Interest Rates:

Each loan provided under the Credit Facility will bear interest at an annual rate equal to the SOFR rate plus 3.1% (SOFR + 3.1%).

“SOFR” means, for each business day, the overnight interest rate for that business day determined by the Federal Reserve Bank of New York (or any other body responsible for determining this interest rate) (hereinafter: the “ SOFR Rate Determining Body”) in accordance with the relevant money market (the market for overnight cash borrowing collateralized by US Government Securities) and which is published by the SOFR Rate Determining Body at 08:00 a.m. New York time, all as presented by Bloomberg and/or Thomson Reuters.

The provision of credit from the Credit Facility is subject to the Company signing all the necessary documents at the Bank’s discretion for the purpose of providing the credit, including, but not limited to, a loan application. It is clarified that, except as specified in this Agreement, the remaining terms of the Utilized Amounts will be as customary at the Bank for Utilized Amounts of the same type at the time of providing the Utilized Amounts.

2.3.3.

Utilization of the Credit Facility will be subject to the fulfillment of all the conditions listed below, to the Bank’s satisfaction: (a) the Company is not in breach of any of the terms of the Credit Documents; (b) no event has occurred that entitles the Bank under the Credit Documents to call for the immediate repayment of the Company’s debts and obligations to the Bank, in whole or in part; (c) all the Credit Documents are valid, binding on the Company vis-à-vis the Bank and enforceable without limitation, in accordance with their terms; and (d) in the Bank’s opinion, no change has occurred that prevents, prohibits or restricts the Bank’s ability to provide the credit in question, in whole or in part, including a change in the local or international money market, or a change resulting from a demand, directive or request that was issued or referred by the Bank of Israel or by another competent authority, whether the aforementioned demand, directive or request arises from a change in the law or from an agreement made or to be made from time to time between the Bank and the Bank of Israel or another competent authority, and also, in the Bank’s opinion, no legal impediment to the provision of the credit in question, in whole or in part, arises under any Legal Provision.

“Legal Provision” in this document means - any provision of law and legislation, as well as instructions of the Bank of Israel and any other competent authority, whether having legal validity or not, including agreements between the Bank of Israel or another competent authority, as stated above.

2.3.4.

For the avoidance of doubt, it is agreed that the continued management of the credits is subject to all the Bank’s rights and subject to all the Company’s obligations under the Credit Documents and/or under any law and nothing in this Agreement shall derogate, in any way, from the Bank’s rights and/or the customers’ obligations under any other document.

3.	Commissions
3.1.	General -The Company shall pay the Bank the expenses and charges as detailed in the Credit Documents and in addition, as detailed below.
3.2.

Non -Utilization Fee of Credit Facility - The Company shall pay the Bank a non-utilization fee at an annual rate of 0.29% of the amount of the Credit Facility that is not utilized throughout the period from the date of this Agreement until the Determining Date. The fee will be paid at the end of each quarter or on the Determining Date, as the case may be, for the quarter that ended or the period that elapsed from the end of the last quarter until the Determining Date, as the case may be (and in respect of the first quarter - for the relative period until the end of the quarter in which the Credit Facility was provided), and according to a daily calculation that will be carried out by the Bank in accordance with the Bank’s records of the actual utilizations made on that day, all in a cumulative basis, calculated quarterly.

It is hereby agreed that in addition to the fees detailed in this Section 3 above, additional fees will apply to the credits under this Agreement, including fees that are collected on an ongoing basis, such as a line fee and other similar payments.

4.	Cancellation/Reduction of the Credit Facility

In addition to any of the cases in which any Event of Default occurs that constitutes grounds for call the credits, in whole or in part, for an immediate repayment in accordance with any of the Credit Documents, including under the General Terms and Conditions Letter, and in addition to them, it is agreed that in any case in which it transpires that a representation and/or warranties of the Company under this Agreement, in whole or in part, are not correct and/or if the Company breaches any obligation and/or other condition of the conditions and obligations set forth in this Agreement above, in whole or in part, then in addition to any other remedy to which the Bank will be entitled under any law and/or under any other provision included or to be included in the Credit Documents (including the realization of the collateral and guarantees and the offsetting of the realized proceeds against the debts and/or credits) - the Bank will be entitled not to provide and/or to terminate any credit facility that it has provided or will provide to the Company (including the Credit Facility), as well as to call all the debts and credits, in whole or in part, for immediate repayment (whether the repayment date of the such amounts has arrived or not) and to collect them from the Company together with interest, default interest, fees and any amount that will be sufficient to cover the losses and/or expenses that will be incurred by the Bank due to such immediate repayment.

5.	Miscellaneous
5.1.

This Agreement constitutes and shall always constitute an integral part of the Credit Documents, in such a way that they should be read together, in continuation and in one sequence and as one whole, as being part of their conditions, and as complementing and supplementing each other.

5.2.

It is hereby clarified that in any event of an explicit contradiction between the provisions of the Credit Documents and/or the Account Opening Conditions Booklet and the provisions of this Agreement, the provisions of this Agreement shall apply.

5.3.

Any breach of this Agreement, which is not remedied within 10 days from the date the Company becomes aware of the occurrence of the breach, will be and will be considered as a breach of the Credit Documents and an additional Event of Default that will entitle the Bank the right to call for the immediate repayment of the credit along with all consequences resulting therefrom.

5.4.

The Bank’s waiver to the Company of any breach or non-fulfillment of one or more of the obligations towards the Bank, whether that obligation is included or will be included in any other document, shall not be considered as a justification or excuse for an additional breach or non-fulfillment of any such condition or obligation and the Bank’s failure to exercise any right granted to the Bank under this document and/or any other document and/or under any law, shall not be construed as a waiver of such right.

5.5.

The addresses of the parties for the purposes of this Agreement shall be as specified in the Credit Documents, unless notice is received by either party from the other party regarding the determination of another address in Israel and the Bank confirms receipt of the notice in writing.

5.6.

This Agreement shall be governed by the laws of the State of Israel, without the rules of private international law, and shall be interpreted and implemented in accordance with the laws of the State of Israel.

5.7.	The sole and exclusive place of jurisdiction for the purposes of this Agreement shall be the competent courts in the city of Tel Aviv-Yafo, Israel.
5.8.	The appendices to this Agreement constitute an integral part thereof.

In witness whereof;

/s/ Noa Frig Ben-David

Bank Discount of Israel Ltd.	Oddity Tech Ltd.

Oddity Tech Ltd. C/N 514936269	Date: January 30, 2025

To

Bank Discount of Israel Ltd. (hereinafter: “the Bank”)

To Whom It May Concern,

At a meeting of the Board of Directors of ODDITY Tech Ltd., C/N 514936269 (hereinafter: the “ Company”) held at its registered office on January 30, 2025, the following was resolved:

1.	To sign vis-à-vis the Bank the attached document titled: “Credit Agreement”.
2.	To authorize Mrs. Noa Frig Ben-David to sign on behalf of the Company the aforementioned document.

We hereby confirm that the aforementioned resolutions are in accordance with the Company’s up-to-date articles of incorporation, were recorded in the minute book and signed by the Chairman, and that all the necessary resolutions and approvals were obtained for this transaction, including in accordance with Part Six of the Companies Law, 5759-1999 (to the extent required).

/s/ Oran Holtzman

Chairman of the Meeting

To

Bank Discount of Israel Ltd.

I, the undersigned, acting as legal counsel for the aforementioned Company, hereby certify to Bank Discount of Israel Ltd. (hereinafter: the “ Bank”) as follows:

1.	The resolutions adopted and mentioned in the aforementioned minutes are in accordance with the Company’s articles of incorporation, were recorded in the minute book and signed by the Chairman.
2.

All approvals (including in accordance with Part Six of the Companies Law, 5759-1999, to the extent required), resolutions and all necessary legal actions have been duly obtained and carried out, including by the Company’s competent bodies, in such a way that renders the aforementioned resolutions binding upon the Company in all respects vis-à-vis the Bank.

3.	Mrs. Noa Frig Ben-David is duly authorized and her signature at the bottom of the Company’s seal binds the Company, for all intents and purposes.
4.

In addition, I hereby confirm to you that as of the date written at the bottom of this letter, to the best of my knowledge: there is no pending application against the Company for the appointment of a temporary or permanent receiver, no order has been issued against it for the appointment of a temporary or permanent receiver and/or any application for the issuance of a temporary or permanent winding-up order, no temporary or permanent winding-up order has been issued against the Company, and there is no judgment or order against the Company that has not been executed and fully paid as stated therein. Furthermore, no lien and/or charge of any kind encumbers the Company’s assets, in whole or in part, except as detailed in the Company’s extract at the Companies Registrar attached as Appendix A.

Date:	January 30, 2025	Attorney:	/s/ Yehoshua Gurtler